Buenos Aires, May 14, 2010

BANCO DE GALICIA Y BUENOS AIRES S.A.

To the
Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,
Ref.: Relevant information.

I am writing to you in my capacity as attorney in fact of Banco de Galicia y Buenos Aires S.A. (the “Bank”) in order to inform you that on May 13, 2010, the Bank’s Board of Directors approved the issuance of Class I Negotiable Obligations under the terms and conditions established in the applicable Pricing Supplement (the “Negotiable Obligations”). These Negotiable Obligations will be issued under the Global Program for the issuance of simple Negotiable Obligations for a short-, mid- and/or long-term, which was approved by the Comisión Nacional de Valores resolution number 15.228 dated November 4, 2005. You will be timely informed of the date of issuance.

Yours faithfully,

__________________________
Patricia M. Lastiry

Attorney in fact